EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(000’s, except per share data)	2005	2004	2005	2004
Net Income	$1,536	$1,604	$4,246	$4,410
Less: Dividend Requirements on Preferred Stock	39	58	78	117

Net Income Applicable to Common Stock	$1,497	$1,546	$4,168	$4,293

Weighted Average Number of Common Shares Outstanding – Basic	5,547,269	5,504,882	5,540,196	5,499,568

Dilutive Effect of Stock Options and Restricted Stock	15,846	15,031	15,194	14,787

Weighted Average Number of Common Shares Outstanding – Diluted	5,563,115	5,519,913	5,555,390	5,514,355

Earnings Per Share – Basic	$0.27	$0.28	$0.75	$0.78

Earnings Per Share – Diluted	$0.27	$0.28	$0.75	$0.78